SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: November 15, 2002

                       Commission file number 1-11808

                                 CORIMON C.A.
            (Exact name of Registrant as Specified in its Charter)

                                   Venezuela
                      (Jurisdiction of Incorporation or
                            organization of Issuer)

              Calle Hans Neumann, Edificio Corimon, PH
                      Los Cortijos de Lourdes
                        Caracas, Venezuela

                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events    (a)	NYSE Listing Standards

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CORIMON C.A.
                         (Registrant)

                        By:/s/Eduardo Melendez
                          Eduardo Melendez
                          Company C.F.O. and legal vice president

Date: November 15, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             3
NYSE Listing Standards


(a)

From: Corimon, C.A. November 8, 2002
Contacts: Investor Relations.
Telephones: (58-212) 400-55-26/400-55-39
Telefax: (58-212) 400-56-89
e-mail: info@corimon.com
FOR IMMEDIATE DISTRIBUTION:


NYSE LISTING STANDARDS

Caracas, Venezuela. Corimon, C.A., is listed on both the Caracas Stock Exchange and the New York Stock
Exchange, Inc. ("NYSE") and is required to comply with the listing standards of both exchanges.

One of the NYSE's continued listing standards requires listed companies to maintain a 30 trading day average in excess of US$15 million of global market capitalization. The recent weakness in the price of Corimon's shares and American Depositary Receipts has resulted in the Company's average market capitalization falling below this standard. Corimon today announced that, in accordance with NYSE continued listing procedures, it has received notification from the NYSE of its non-compliance with this particular standard.

Corimon management have held discussions with NYSE representatives and informed them that the Company intends to maintain its NYSE listing. In order to maintain its NYSE listing, Corimon has submitted a required business plan to the NYSE for approval. The
NYSE will determine whether that plan demonstrates compliance with the continued listing standards within an eighteen-month period. If the plan is accepted, the Company will be subject to ongoing monitoring. If the plan is not accepted or the Company fails to comply with material aspects of this business plan, the Company would be subject to NYSE trading suspension and delisting. Corimon continues to meet the listing requirements of the Caracas Stock
Exchange.

This press release contains statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand, competition, general economic conditions in Venezuela and in the global steel industry, the availability and terms of financing and the risk factors set forth in CRM's various filings with the U.S. Securities and Exchange Commission and the Comision Nacional de Valores of Venezuela. CRM undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.